UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)

☒       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________  to  ____________

Commission file number: 001-38084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Farmers & Merchants State Bank

307 North Defiance Street

Archbold, Ohio  43502

Explanatory Note:

This amendment is being filed to provide the consent of the registered independent public accountant as Exhibit 23.1.

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

EIN 34-4230390   PN 002

Independent Auditor’s Report and Financial Statements

December 31, 2020 and 2019

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm

Audit Committee, and Board of Directors

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

Archbold, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Farmers & Merchants State Bank 401(k) Profit Sharing Plan (Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2021

Fort Wayne, Indiana

June 28, 2021

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Investments
Investments, at fair value	$34,903,585	$30,396,825
Total Investments	34,903,585	30,396,825

Receivables
Accrued Income	-	18,451
Employee Contributions	42,708	-
Employer Contributions	1,354,485	1,202,226
Total Receivables	1,397,193	1,220,677

Non-interest Bearing Cash	-	12,695

Net Assets Available for Benefits	$36,300,778	$31,630,197

See accompanying notes to financial statements.

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

2020
Investment Income
Net Appreciation in Fair Value of Investments	$3,177,143
Interest and Dividends	1,493,928
Net Investment Income	4,671,071

Contributions
Participants	1,233,841
Employer	1,354,485
Rollovers	455,536
Total Contributions	3,043,862

Total Additions	7,714,933

Deductions
Benefits Paid to Participants	3,034,638
Administrative Expenses	9,714
Total Deductions	3,044,352

Net Increase	4,670,581

Net Assets Available for Benefits, Beginning of Year	31,630,197

Net Assets Available for Benefits, End of Year	$36,300,778

See accompanying notes to financial statements.

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2020 and 2019

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Farmers & Merchants State Bank 401(k) Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:  The Plan was organized effective July 1, 1995, as a defined contribution retirement savings plan covering all eligible employees of The Farmers & Merchants State Bank (the Employer) who are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Board of Directors of the Employer is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions:  Each year, participants may authorize the Employer to contribute to the Plan up to 100% of their eligible annual compensation, subject to the maximum annual amount permitted under the Internal Revenue Code (IRC).  Participants who attain age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make rollover contributions from amounts representing distributions from other qualified plans.

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless an affirmative election not to participate in the Plan is executed.  Automatically enrolled participants have their contribution rate set at 4% of eligible compensation and their contributions are invested in a designated fund until changed by the participant.

The Employer makes discretionary matching contributions to the Plan equal to 50% of the first 4% of compensation that each participant contributed to the Plan.  In addition, the Employer may elect to make discretionary profit-sharing contributions to the Plan.  In 2020, the Employer made a profit-sharing contribution on behalf of all eligible participants based upon each participant’s respective eligible compensation and employee classification as defined in the Plan Agreement, and is integrated with the participants social security taxable wage base, and tenure data.

Participants direct the investment of their contributions, as well as those made by the Employer, into various investment options offered by the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and the Employer’s matching contributions, as well as allocations of the Employer’s profit-sharing contributions and Plan earnings.  Participant accounts may also be charged with an allocation of certain administrative expenses of the Plan.  Allocations are based on participant earnings or account balances, or specific participant transactions, as defined in the Plan Agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures:  Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s matching contribution portion of their account is immediate.  Vesting in the employer profit sharing contribution is a 6- year graded schedule.  A participant becomes 20% vested after two years of service, increasing by 20% per additional year, with full vesting after six years of credited service.

At December 31, 2020 and 2019, forfeited non-vested accounts of terminated participants totaled $32,836 and $26,073, respectively.  These accounts will be used to pay Plan expenses or reduce future Employer contributions.  During 2020, forfeited non-verted accounts of $26,752 were used to reduce the funding of the Employer’s contributions for the 2019 Plan year. As of December 31, 2020, the employer contribution receivable is reduced by $35,348 of forfeiture of non-vested accounts utilized to reduce funding in 2021.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefits:  Upon the occurrence of a distributable event due to separation from service by termination, death, disability, or retirement, as defined by the Plan Agreement, a participant may elect to receive a lump-sum cash distribution equal to the value of the participant’s vested interest in his or her account.  Certain in-service withdrawals, as defined in the Plan Agreement, are also permitted from a participant’s account.

Plan Termination:  Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, the participants will become 100% vested in their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared on the accrual basis of accounting.

Estimates:  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s management determines the Plan’s valuation policies utilizing information provided by the Plan’s investment advisor and trustee.

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of the mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year.

The plan interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits:  Benefits are recorded when paid.

Expenses:  Administrative expenses for maintaining the Plan may be paid by the Employer or the Plan, at the Employer’s discretion.  Certain administration fees are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

Tax Status:  The Plan has adopted a volume submitter plan document whose sponsor has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2014, stating that the volume submitter plan document was designed in accordance with the applicable sections of the IRC.  Although the Plan and the volume submitter plan document have been amended since the date of the opinion letter, the Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan is qualified and the related trust is tax-exempt.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan has categorized its assets that are measured at fair value into a three-level fair value hierarchy.  The hierarchy prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

3).  The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. In situations where there is little or no market activity for the asset or liability, the Plan makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Following is a description of the valuation methodology used by the Plan for assets that are measured at fair value on a recurring basis.  There have been no changes in the methodology used at December 31, 2020 and 2019.

Common Stock, Mutual Funds and Money Market Fund Shares:  Valued at the daily closing price as reported by the funds.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  These funds held by the Plan are deemed to be actively traded.

Following is a summary, within each level of the fair value hierarchy, of the Plan’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and 2019.

	Fair Value Measurements Using:
2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock	$13,255	$-	$-	$13,255
Mutual Funds	33,254,160	-	-	33,254,160
Total assets in fair value hierarchy	33,267,415	-	-	33,267,415
Stable Value Funds measured at net asset value(1)	-	-	-	1,636,170
Balance at December 31, 2020	$33,267,415	$-	$-	$34,903,585

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent)

have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Fair Value Measurements Using:
2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$28,140,308	$-	$-	$28,140,308
Money Market Funds	2,256,517	-	-	2,256,517
Total Investments at Fair Value	$30,396,825	$-	$-	$30,396,825

NOTE 4 - PLAN AMENDMENT

The plan was amended January 1, 2020 to remove the service requirement for elective deferrals for eligible employees, to allow plan entry dated to be immediate, to immediately vest employer matching contributions and to change the automatic enrollment deferral percentage to 4%.

Effective September 1, 2020 the Plan changed recordkeeping to Fidelity and moved all Plan assets. With this change additional investment options became available including the opportunity to invest in the common stock of Farmers & Merchants Bancorp, Inc. (FMAO).

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons.

The Trustee receives indirect fees from investments which are deducted from investment returns.  Direct fees paid by the Plan to the Trustee totaled $8,887 in 2020.

The Employer provides certain accounting, administrative and investment management services to the Plan for which it receives no compensation.

The Plan also invests in the common stock of Farmers & Merchants Bancorp, Inc.  The Plan received dividends from this stock totaling $85 during the 2020 Plan year.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan’s investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s financial statements. The outbreak of a novel coronavirus (COVID-19), which the World Health Organization declared in March 2020 to be a pandemic, adversely affected global market activity and caused increased volatility and uncertainty in financial markets.  Because the values of the Plan’s individual investments have and will continue to fluctuate in response to changing market conditions, the amount of any potential decrease in the Plan’s investments that may be reported in subsequent periods cannot be determined as of the date the financial statements were available to be issued.

Supplemental Schedule

The Farmers & Merchants State Bank
401(k) Profit Sharing Plan

Employer Identification Number: 34-4230390 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2020

	(c) Description of Investment		(e) Current
	Including Par or Maturity Value		Value
Common Stock
Farmers & Merchants Bancorp Inc *	576.298	shares	$13,255

Mutual Funds
ClearBridge International Growth Fund Class I	718	shares	48,814
PIMCO International Bond Fund (U.S. Dollar-Hedged) Institutional Class	6,758	shares	74,946
BlackRock Mid-Cap Growth Equity Portfolio Class K	6,743	shares	297,759
JPMorgan Emerging Markets Equity Fund Class R6	1,850	shares	81,456
Transamerica International Equity R6	2,420	shares	47,283
American Funds 2010 Target Date Retirement Fund R6	33,559	shares	395,319
American Funds 2015 Target Date Retirement Fund R6	145,581	shares	1,821,224
American Funds 2020 Target Date Retirement Fund R6	417,986	shares	5,768,209
American Funds 2025 Target Date Retirement Fund R6	653,510	shares	10,103,261
American Funds 2030 Target Date Retirement Fund R6	245,525	shares	4,139,545
American Funds 2035 Target Date Retirement Fund R6	84,973	shares	1,522,722
American Funds 2040 Target Date Retirement Fund R6	86,481	shares	1,613,729
American Funds 2045 Target Date Retirement Fund R6	84,516	shares	1,614,253
American Funds 2050 Target Date Retirement Fund R6	32,998	shares	620,697
American Funds 2055 Target Date Retirement Fund R6	20,227	shares	478,766
American Funds 2060 Target Date Retirement Fund R6	12,397	shares	196,237
American Funds 2065 Target Date Retirement Fund R6	653	shares	9,539
Baird Core Plus Bond Fund Class Institutional	7,145	shares	86,745
JPMorgan Small Cap Growth Fund Class R6	7,208	shares	222,138
MFS Growth Fund Class R6	7,179	shares	1,166,751
PGIM High Yield Fund- Class R6	5,041	shares	27,775
JPMorgan Equity Income Fund Class R6	12,450	shares	245,645
Franklin Small Cap Value Fund Class R6	1,135	shares	60,482
Victory Sycamore Established Value Fund Class R6	1,656	shares	67,780
Fidelity® U.S. Bond Index Fund	23,357	shares	290,791
Fidelity 500 Index Fund	15,392	shares	2,003,560
Fidelity Mid Cap Index Fund	4,171	shares	112,664
Fidelity Small Cap Index Fund	3,599	shares	89,904
Fidelity International Index Fund	1,012	shares	46,166
			33,254,160
Stable Value Fund
Putnam Stable Value Fund 25	1,636,170	units	1,636,170

TOTAL			$34,903,585

* Party-in-interest.

EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Farmers & Merchants State Bank 401(k) Profit Sharing Plan

Date:	July 7, 2021	By:	/s/ Benét S. Rupp
Benét S. Rupp
SVP / Chief People Officer

		By:	/s/ Katrina L. DeGroff
Katrina L. DeGroff
SVP / Chief Financial Officer